

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.3900
f 914.921.5099
GABELLI.COM

December 12, 2016

Mr. Warren G. Lichtenstein
Executive Chairman
Steel Partners, Ltd.
590 Madison Avenue, 32nd Floor
New York, NY 10022

Dear Warren:

Our team reviewed the offer by Steel Partners for Steel Excel.

On the plus side will be that the preferred that you are offering will be listed on the New York Stock Exchange. If not, the trade would be a non-starter for my clients.

Might you confirm also that the dividend on the preferred is cumulative as it would be extremely unfair to have a preferred that is callable at any time during the seven year period that would be outstanding without this provision.

Finally and most importantly, we would like to see on behalf of our clients, a liquidity event whereby up to 25% of their holdings at the end of three years would be "puttable" at this option.

In the absence of clarification on several of these issues, it would be extraordinarily hard for us to tender the shares and not seek appraisal rights under Delaware law.

Trusting that we both work for our respective constituents for the common benefit of all.

Sincerely,

Respectfully, Submitted on behalf of clients

Mario J. Gabelli

On behalf of my clients, who own roughly 1.3 million shares of SXCL, they would like a conversion premium. We believe that a conversion premium somewhere around $30 per share (that is the price in which they can convert SXCL into SPLP) is also an important element though not decisional on our part.

MJG:bd